

Mail Stop 7010

February 3, 2009

By U.S. Mail and Facsimile

Mr. John G. Murchie
Vice President, Treasurer and Controller
OurPet's Company
1300 East Street
Fairport Harbor, OH 44077

> **Re: OurPet's Company**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Form 8-K Filed October 28, 2008**
> **File No. 000-31279**

Dear Mr. Murchie:

　　We have reviewed your response letter dated January 21, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Consolidated Statements of Operations, page 23

1.　　We appreciate your response to prior comment 2; however, it appears to us that litigation expense for patent infringement would not be unusual in nature under the guidance provided in paragraph 21 of APB No. 30. In this regard, it appears to us that this item should be classified within income from operations.

Litigation, page 36

2.　　We appreciate your response to prior comment 3; however, your statement that you "think the likelihood of our losing on the merits to be remote" does not appear to be responsive as to your assessment of the likelihood of material losses resulting from this matter. In this regard, please provide us with your assessment as to the probability (remote, reasonably possible, or probable) of material losses related to the patent infringement matter as of the date of your response.

*　　*　　*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief